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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                NTS-PROPERTIES IV
                       (NAME OF SUBJECT COMPANY (ISSUER))

                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E209
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              J.D. NICHOLS, MANAGER
                                  OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                                 FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014
Calculation of Filing Fee

PREVIOUSLY PAID

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X]      third-party tender offer subject to rule 14d-1.
         [_]      issuer tender offer subject to rule 13e-4.
         [_]      going private transaction subject to Rule 13e-3.
         [_]      amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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         This Amendment No. 1 dated August 27, 2001 supplements and amends the
Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on August 13, 2001 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 2000 Interests (the "Offer") in NTS-Properties IV, a Kentucky limited partnership and an affiliate of the Offeror (the "Partnership"), at $230 per Interest. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment constitutes the first amendment to the Original Statement by amending Item 1 of the Original Statement relating to withdrawal rights of the Partnership's limited partners under the Offer.

ITEM 1. SUMMARY TERM SHEET

         The following subparagraphs of the Summary Term Sheet contained in the Offer to Purchase are hereby amended and restated as follows:

- WITHDRAWAL RIGHTS. If you tender you can withdraw your interests at any time before the expiration of the offer, including any extensions, or the date we accept interests, whichever is later. See Section 4 of this Offer to Purchase.

- HOW TO WITHDRAW. To withdraw your interests, you must send a written notice of withdrawal via mail or facsimile which must be received, on or before the expiration of the offer or the date we accept tendered interests, whichever is later, by NTS Investor Services c/o Gemisys at the address or facsimile number set forth in Section 16 of this Offer to Purchase. If you file a notice of withdrawal it must specify your name and the amount of interests that you are withdrawing. See Section 4 of this Offer to Purchase.





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 27, 2001             ORIG, LLC, a Kentucky limited liability
                                     company.

                                     By:      /s/ J. D. Nichols
                                              ----------------------------------
                                              J.D. Nichols, Manager


                                      /s/ J. D. Nichols
                                     -------------------------------------------
                                              J. D. Nichols, individually


                                       /s/ Brian F. Lavin
                                     -------------------------------------------
                                              Brian F. Lavin, individually




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